September 16, 2020

MediaAlpha, Inc.

Draft Registration Statement on Form S-1

Submitted August 11, 2020

CIK No. 0001818383

Dear Messrs. Gessert and Clampitt:

MediaAlpha, Inc. (the “Company”) has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the Company’s initial draft Registration Statement submitted to the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2020, for non-public review by the staff of the SEC prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

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Should you have any questions or comments with respect to the Registration Statement or this letter, please contact C. Daniel Haaren at 212-474-1322.

Sincerely,

/s/ C. Daniel Haaren C. Daniel Haaren

David Gessert

Michael Clampitt

        Division of Corporation Finance

            Office of Finance

                Securities and Exchange Commission

                    100 F Street, NE

                        Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Steve Yi, Chief Executive Officer

Tigran Sinanyan, Chief Financial Officer

Lance Martinez, General Counsel

        MediaAlpha, Inc.

                700 South Flower Street, Suite 640

                    Los Angeles, California 90017

VIA E-MAIL

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